

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2015

Daniel Grodnik
Chief Executive Officer
Mass Hysteria Entertainment Company, Inc.
2920 W. Olive Avenue, Suite 208
Burbank, California 91505

> **Re:** **Mass Hysteria Entertainment Company, Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2014**
> **Filed March 17, 2015**
> **File No. 000-53739**

Dear Mr. Grodnik:

We issued comments to you on the above captioned filing on April 10, 2015. On June 4, 2015, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief